March 28, 2011

Craig H. Arakawa
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-4628

RE:	Lucky Boy Silver Corp.
Form 10-K for the Fiscal Year Ended May 31, 2010
Filed September 14, 2010
File No. 000-53284

Dear Mr. Arakawa:

The following is the response to your comment dated March 17, 2011.

Form 10-K for the Fiscal Year Ended May 31, 2010

Report of Independent Registered Public Accounting Firm, page 44

1.            We note that your current auditors have indicated in the scope and opinion paragraphs of their report that their audit only covers activity for the most recent annual period that is included in the inception-to-date statements  of operations and cash flows.  Their report also indicates that your prior auditor audited your financial statements for the inception-to-date information through May 31, 2009.   However, the report of your prior auditor does not extend to periods other than your 2009 fiscal year.  Under the circumstances, you will need to obtain and file a revised audit report from your current auditor which excludes language associating other auditors with the cumulative data.  If you wish to present that information as audited you will need to make the appropriate arrangements with your current auditor.  Otherwise, you will need to revise your financial statements to label all of the cumulative data as unaudited.  Please contact by telephone if you require further clarification or guidance.

Revised audit report from current auditor excluding the language associating other auditors with the cumulative data has been filed in an amended 10-K filed herewith.

Very truly yours,

/s/ Kenneth B. Liebscher

Kenneth B. Liebscher, President
Lucky Boy Silver Corp